Haoxi Health Technology Limited

June 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian

Re:	Haoxi Health Technology Limited
Registration Statement on Form F-1, as amended
Initially Filed on June 13, 2024
File No. 333-280174

Dear Mr. Nalbantian:

On June 13, 2024, Haoxi Health Technology Limited (the “Company”) requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:30 p.m. ET on June 17, 2024, or as soon as thereafter as practicable, which date the Company subsequently requested be extended to 4:30 p.m. ET on June 18, 2024. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

Haoxi Health Technology Limited

By:	/s/ Fan Zhen
	Name:	Fan Zhen
	Title:	Chief Executive Officer, Director